Exhibit 99.1

ASX ANNOUNCEMENT

20 June 2011

Genetic Technologies Launches BREVAGen™ Breast Cancer Risk Test in US

•                  A New Breast Cancer Predictive-Risk Genetic Test — first mover in substantial market

•                  Launch by subsidiary Phenogen Sciences Inc in targeted US metro-markets

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE), through its North American division, Phenogen Sciences Inc., has launched the new BREVAGen™ genetic test for assessing non-familial breast cancer risk.

Phenogen Sciences will target its promotion campaign on women’s health clinics in over 20 US metro-markets.  The company has deployed its sales force to service select markets based on high volume use of the BRCA genetic test, currently available for the rarer familial form of breast cancer.  The BREVAGen™ test has an attractive gross margin and an estimated addressable market in excess of $600 million per annum in the US.

“The US launch of BREVAGen™ is the culmination of substantial investment in development encompassing large scale genomic investigations and substantial support in medical literature.  It is the first phase of the company’s five year strategy to build a global cancer diagnostics business,” said Dr. Paul MacLeman, CEO.

“Over this same period, GTG’s core business has been streamlined; cutting costs, culling poor performing products and delivering its maiden half year profit.  GTG has a clear focus on providing the best possible cancer diagnostics in major world markets.  The US launch of BREVAGen™ follows the establishment of core commercial capability in the US and the achievement of CLIA certification for the company’s now globally accredited laboratory.”

“GTG is now also actively assessing new synergistic M&A opportunities with a view to a possible transaction during the coming financial year.”

The new BREVAGen™ genetic test will be combined with individual risk factors to assess a patient’s five-year and lifetime risk for the more frequent forms of sporadic/non-hereditary breast cancer that represent over 90 per cent of all breast cancer cases in the US.

“BREVAGen™ represents an important advance towards identifying more women who may be at increased risk for developing non-hereditary breast cancer”, said Burton S. Brodsky, MD, a practicing OBGYN physician and senior partner at the prestigious da Vinci Obstetrics & Gynecology clinic located in Detroit, Michigan.

Over coming months women’s health clinics will begin using BREVAGen™ tests to collect genetic samples via a simple cheek swab and submit these to GTG’s CLIA-certified Melbourne laboratory.  Within 2-3 weeks of a swab, physicians will receive a comprehensive and confidential report assessing a patient’s risk based on genetic and individual risk factors.  This will enable the health care provider to develop a more personalized breast cancer prevention plan than has previously been possible.

“We are excited to introduce BREVAGen™ here in the United States and believe this new predictive risk test will significantly enhance a healthcare provider’s breast cancer prevention strategy,” stated Lewis Stuart, President and General Manager for Phenogen Sciences Inc.

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s blood sample to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen(TM) test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D. R. MacLeman	Rudi Michelson (Australia)	Seth Lewis (USA)
Chief Executive Officer	Monsoon Communications	Trout Group Inc.
Genetic Technologies Limited	(03) 9620 3333	(646) 378 2952
Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040